FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, MN

We have audited the accompanying statements of net assets available for benefits of H.B. Fuller Company 401(k) & Retirement Plan as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 25, 2013

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value
Equities	$58,593,278	$46,619,053
Large Cap Equity Funds	37,386,845	29,559,866
Mid-Cap Equity Funds	9,213,554	7,668,913
Small Cap Equity Funds	13,371,460	15,601,192
International Equity Funds	13,175,897	10,871,264
Balanced Funds	28,640,569	21,591,958
Fixed Income Funds	15,939,101	11,831,356
Cash	28,317,513	26,121,327

Total Investments	204,638,217	169,864,929
Notes receivable from participants	2,885,540	2,454,260
Employer contributions receivable	182,435	131,286
Net assets transferred into plan	28,365,821	—

Total assets	236,072,013	172,450,475
Net assets available for benefits	$236,072,013	$172,450,475

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Additions:
Contributions:
Participant contributions	$8,132,813
Employer contributions	6,550,542

Total contributions	14,683,355

Investment income:
Interest	197,284
Dividends	4,295,051
Net appreciation in fair value of investments	34,071,192

Total investment gain	38,563,527

Total additions	53,246,882

Deductions:
Participant distributions and withdrawals	(19,623,800)
Administrative expense	(166,357)

Total deductions	(19,790,157)

Net transfers in	30,164,813
Net increase in net assets available for benefits	63,621,538
Net assets available for benefits:
Beginning of year	172,450,475

End of year	$236,072,013

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is J.P. Morgan Chase Bank, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $17,000 for 2012. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2012 is $5,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Common Stock. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of vesting service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution; (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of vesting service with the Employer, or upon age 65, disability, death or plan termination.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in Wall Street Journal on the last business day of the month immediately proceeding the month in which the loan is issued (3.25 percent at December 31, 2012). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans at December 31, 2012 had interest rates ranging from 3.25 percent to 9.5 percent and mature at various dates through 2027. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2012 and 2011 were $8,946 and $5,555, respectively. Forfeitures of $79,056 were used to reduce Employer contributions for the year ended December 31, 2012.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(j)	Plan Amendments and Other Plan Changes

Effective June 1, 2011, The Plan was amended to include any Participant who is accruing an additional benefit under the H.B. Fuller Legacy Pension Plan.

Effective December 31, 2012, the Plan was amended by merging the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan into the Plan.

(k)	Net Transfers

In August 2012, the assets of the RCG 401(k) Plan were transferred into the Plan. The total net assets transferred were $1,798,992.

On December 31, 2012, the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan were merged with the Plan. The total net assets transferred were $23,055,782 and $5,310,039 for the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan, respectively. The net assets transferred included $738,178 of notes receivable from participants. Substantially all of the H.B. Fuller Adhesives, LLC Savings Investment Plan and the H.B. Fuller Adhesives, LLC Defined Contributions Retirement Plan assets were transferred to J.P. Morgan Chase Bank, N.A. on January 2, 2013.

(l)	Reclassification

For comparability, certain 2011 amounts have been reclassified to conform with classifications adopted in 2012.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012.

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(e)	Concentration of Market Risk

At December 31, 2012 and 2011, approximately 28 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest”.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)	Investments

Investments, at fair value, include the following at December 31, 2012 and 2011:

	2012		2011
H.B. Fuller Company common stock, 1,682,061 and 2,017,260 shares, respectively	$58,593,278	*	$46,619,053	*
PIMCO Total Return Bond Fund 1,418,069 and 1,088,441 shares, respectively	15,939,101	*	11,831,356	*
Vanguard Target Retirement Fund 91,590 and 72,558 shares, respectively	1,116,481		836,598
Vanguard Target Retirement 2005 Fund 0 and 8,923 shares, respectively	—		106,897
Vanguard Target Retirement 2020 244,368 and 201,651 shares, respectively	5,823,290		4,373,817
Vanguard Target Retirement 2030 149,474 and 125,718 shares, respectively	3,494,693		2,630,012
Vanguard Target Retirement 2040 54,210 and 38,174 shares, respectively	1,256,581		782,557
Vanguard Target Retirement 2050 24,966 and 11,428 shares, respectively	576,459		233,254
Vanguard Target Retirement 2010 33,031 and 109,870 shares, respectively	797,041		2,464,385
Vanguard Target Retirement 2015 304,665 and 250,727 shares, respectively	4,076,420		3,083,948
Vanguard Target Retirement 2025 315,799 and 258,007 shares, respectively	4,291,712		3,165,740
Vanguard Target Retirement 2035 206,222 and 145,328 shares, respectively	2,905,673		1,818,059
Vanguard Target Retirement 2045 72,792 and 49,370 shares, respectively	1,059,123		635,398
Vanguard Target Retirement 2055 4,255 and 1,241 shares, respectively	105,534		27,137
Dodge & Cox International Stock Fund 202,388 and 207,481 shares, respectively	7,010,732		6,066,756
PIMCO All Asset 249,409 and 124,277 shares, respectively	3,137,562		1,434,156
Vanguard Institutional Index 168,715 and 147,453 shares, respectively	22,020,731	*	16,963,037	*
American Beacon Large Cap Value 234,746 and 232,496 shares, respectively	5,079,893		4,319,771
Harbor Capital Appreciation 241,915 and 224,311 shares, respectively	10,286,221	*	8,277,058	*
Vanguard Mid-Cap Index Fund 409,128 and 389,483 shares, respectively	9,213,554		7,668,913
DFA U.S. Targeted Value Portfolio 276,842 and 230,867 shares, respectively	4,709,082		3,541,501
Stephens Small Cap Growth 666,850 and 1,013,419 shares, respectively	8,662,378		12,059,691	*
William Blair Institutional International Growth 414,047 and 387,773 shares, respectively	6,165,165		4,804,508
Vanguard Prime Money Market 28,317,513 and 26,121,327 shares, respectively	28,317,513	*	26,121,327	*

	$204,638,217		$169,864,929

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $34,071,192 as follows:

H.B. Fuller Company Common Stock	$22,971,616
PIMCO Total Return Bond Fund	392,994
Dodge & Cox International Stock Fund	1,063,607
Vanguard Target Retirement Fund	52,582
Vanguard Target Retirement 2005	3,123
Vanguard Target Retirement 2020	462,540
Vanguard Target Retirement 2030	329,329
Vanguard Target Retirement 2040	113,055
Vanguard Target Retirement 2050	40,022
Vanguard Target Retirement 2010	134,170
Vanguard Target Retirement 2015	286,189
Vanguard Target Retirement 2025	357,603
Vanguard Target Retirement 2035	252,308
Vanguard Target Retirement 2045	90,517
Vanguard Target Retirement 2055	5,804
PIMCO All Asset	146,730
Vanguard Institutional Index	2,232,105
American Beacon Large Cap Value	701,881
Harbor Capital Appreciation	1,234,453
Vanguard Mid-Cap Index Fund	1,082,411
DFA U.S. Targeted Value Portfolio	391,393
Stephens Small Cap Growth	753,741
William Blair Institutional International Growth	973,019

$34,071,192

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2012 amounted to $13,305,403 and $8,452,734, respectively. The fair value of H.B. Fuller Company common stock was $58,593,278 and $46,619,053 as of December 31, 2012 and 2011, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $2,885,540 and $2,454,260 as of December 31, 2012 and 2011, respectively.

(6)	Fair Value Measurements

The Plan follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets that the Plan has the ability to access.
Level 2 –	Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –	Unobservable inputs that are unobservable and not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There has been no changes in the methodologies used at December 31, 2012 and 2011.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Mutual funds: Mutual funds are classified as level 1 as they are traded in an active market for which closing prices are readily available.

The Plan sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the plan sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents that balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2012:

Description	Total	Level 1	Level 2	Level 3
Investments:
Equities	$58,593,278	$58,593,278	$—	$—
Large Cap Equity Funds	37,386,845	37,386,845	—	—
Mid-Cap Equity Funds	9,213,554	9,213,554	—	—
Small Cap Equity Funds	13,371,460	13,371,460	—	—
International Equity Funds	13,175,897	13,175,897	—	—
Balanced Funds	28,640,569	28,640,569	—	—
Fixed Income Funds	15,939,101	15,939,101	—	—
Cash	28,317,513	28,317,513	—	—

Total Investments	$204,638,217	$204,638,217	$—	$—

As of December 31, 2011:

Description	Total	Level 1	Level 2	Level 3
Investments:
Equities	$46,619,053	$46,619,053	$—	$—
Large Cap Equity Funds	29,559,866	29,559,866	—	—
Mid-Cap Equity Funds	7,668,913	7,668,913	—	—
Small Cap Equity Funds	15,601,192	15,601,192	—	—
International Equity Funds	10,871,264	10,871,264	—	—
Balanced Funds	21,591,958	21,591,958	—	—
Fixed Income Funds	11,831,356	11,831,356	—	—
Cash	26,121,327	26,121,327	—	—

Total Investments	$169,864,929	$169,864,929	$—	$—

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

EIN 41-0268370

Plan Number 003

	(b)
	Identity of issuer,				(e)
	borrower, or	(c)	Units/	(d)	Current
(a)	similar party	Description	Shares	Cost	value
*	H.B. Fuller Company	Common Stock	1,682,061	**	$58,593,278
	PIMCO Total Return Bond Fund	Mutual Fund	1,418,069	**	15,939,101
	Vanguard Target Retirement Fund	Mutual Fund	91,590	**	1,116,481
	Vanguard Target Retirement 2020 Fund	Mutual Fund	244,368	**	5,823,290
	Vanguard Target Retirement 2030 Fund	Mutual Fund	149,474	**	3,494,693
	Vanguard Target Retirement 2040 Fund	Mutual Fund	54,210	**	1,256,581
	Vanguard Target Retirement 2050 Fund	Mutual Fund	24,966	**	576,459
	Vanguard Target Retirement 2010 Fund	Mutual Fund	33,031	**	797,041
	Vanguard Target Retirement 2015 Fund	Mutual Fund	304,665	**	4,076,420
	Vanguard Target Retirement 2025 Fund	Mutual Fund	315,799	**	4,291,712
	Vanguard Target Retirement 2035 Fund	Mutual Fund	206,222	**	2,905,673
	Vanguard Target Retirement 2045 Fund	Mutual Fund	72,792	**	1,059,123
	Vanguard Target Retirement 2055 Fund	Mutual Fund	4,255	**	105,534
	Dodge & Cox Int’l Stock Fund	Mutual Fund	202,388	**	7,010,732
	PIMCO All Asset Fund	Mutual Fund	249,409	**	3,137,562
	Vanguard Institutional Index Fund	Mutual Fund	168,715	**	22,020,731
	American Beacon Large Cap Value Fund	Mutual Fund	234,746	**	5,079,893
	Harbor Capital Appreciation Fund	Mutual Fund	241,915	**	10,286,221
	Vanguard Mid-Cap Index Fund	Mutual Fund	409,128	**	9,213,554
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	276,842	**	4,709,082
	Stephens Small Gap Growth Fund	Mutual Fund	666,850	**	8,662,378
	William Blair Instit. Int’l Growth Fund	Mutual Fund	414,047	**	6,165,165
	Vanguard Prime Money Market Fund	Mutual Fund	28,317,513	**	28,317,513
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2027		$—	2,885,540

		Total investments			$207,523,757

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 25, 2013	By:	/s/ Douglas S. Parr
(Director, Global Total Rewards, on behalf of James J. Owens, Plan administrator)